EXHIBIT 99.114

Suite 380 – 1100 Melville Street · Vancouver, B.C. · Canada · V6E 4A6 Tel: (604) 609-0244 · Fax: (604) 609-0233 E-Mail: office@newsfilecorp.com · Web: www.newsfilecorp.com

February 2, 2021

CSA SECRETARIAT

Tour de la Bourse

800, Square Victoria

Suite 2510

Montreal Quebec H4Z 1J2

Dear Sir,

RE:	SEDAR Filings for High Tide Inc.

Project #s: 02856336, 02859471, 02859473, 02859478, 02859479, 02896201, 02896202,

02896203, 02938536, 03024128, 03024129, 03024130, 03079148, and 03089673

This submission adds all provinces and territories except Quebec (Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, Northwest Territories, Yukon and Nunavut) as recipient agencies.

Yours truly,

Newsfile Corp.

“Bill Batiuk”

W.D. Batiuk
President

Toronto:	Suite 601	Vancouver:	Suite 380
	15 Toronto Street		1100 Melville Street
	Toronto, ON · Canada		Vancouver, B.C. · Canada
	M5C 2E3		V6E 4A6
	Tel: 416-806-1750		Tel: (604) 609-0244